EXECUTION VERSION

All amounts (including all principal, interest, and other payments) payable by Maker under this Note are and shall be subordinate and junior in right of payment to the prior payment in full in cash of the indebtedness of Maker in favor of Silicon Valley Bank under that certain Loan and security Agreement dated as of November 13, 2018, as may be amended from time to time, and the termination of all related commitments, TO THE EXTENT PROVIDED IN SECTION 7 hereof.

this note HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (“SECURITIES ACT”), AS AMENDED, OR ANY STATE SECURITIES LAW. THIS NOTE MAY NOT BE SOLD, ASSIGNED, or TRANSFERRED UNLESS THE SAME IS REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND MAKER HAS RECEIVED EVIDENCE OF SUCH EXEMPTION (Other than an opinion of COUNsel) REASONABLY SATISFACTORY TO MAKER.

SUBORDINATED SELLER NOTE

$7,692,300	July 15, 2019

FOR VALUE RECEIVED, Interpace BioPharma, Inc., a Delaware corporation (the “Maker”), for value received, hereby promises to pay to Cancer Genetics, Inc., a Delaware corporation (“Payee”), the principal amount of SEVEN MILLION SIX HUNDRED NINETY-TWO THOUSAND THREE HUNDRED DOLLARS ($7,692,300), together with all accrued and unpaid interest thereon (the “Principal Amount”), in accordance with the provisions of this Promissory Note (this “Note”) on the earlier of (a) July 15, 2022, (b) approval by the shareholders of Interpace Diagnostics Group, Inc., Maker’s parent (“Interpace”), of an investment after the date hereof by Ampersand Capital Partners or any of its Affiliates or related parties (collectively, “Ampersand”) into Interpace or Maker and the subsequent consummation of the Ampersand Second Closing and (c) prepayment under Section 4 hereof (such earlier date, the “Maturity Date”). In addition, Maker shall pay interest on the unpaid Principal Amount in accordance with Section 1 hereof.

This Note is being delivered pursuant to Section 2.4 of that certain Secured Creditor Asset Purchase Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), among Payee, the other parties named therein, and Maker. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement.

1. Interest.

1.1 Interest Rate. Interest on the outstanding Principal Amount, as increased or decreased pursuant to Section 1.5 hereof, shall accrue from the date hereof until repayment in full of the Principal Amount at an aggregate per annum rate equal to six percent (6.0%) per annum (the “Interest Rate”). Interest will be computed on the basis of a 360-day year, and in each case, for the actual number of days elapsed. Commencing on September 30, 2019, and continuing on the last day of each consecutive calendar quarter thereafter, Maker shall make quarterly payments of accrued but unpaid interest, in arrears, to Payee, until the Maturity Date. All accrued and unpaid interest shall be payable in full on the Maturity Date if not otherwise paid prior to such date.

1.2 Savings Clause. In no contingency or event shall the Interest Rate charged pursuant to the terms of this Note exceed the highest rate permissible under any law which a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that such a court determines that Payee has received interest hereunder in excess of the highest applicable rate, the amount of such excess interest shall be applied against the Principal Amount then outstanding to the extent permitted by applicable Law, and any excess interest remaining after such application shall be refunded promptly to Maker.

1.3 Holdback on Maturity Date. In order to secure Payee’s obligation to satisfy potential indemnification obligations under the Purchase Agreement, in the event the Maturity Date occurs prior to the date that is six (6) months from the date hereof, Maker shall be entitled to deposit on the Maturity Date in a separate account with Maker or its Affiliates an amount equal to (i) Seven Hundred Thirty Five Thousand Dollars ($735,000), less (ii) the sum of any payments previously satisfied via set-off against this Note under and in accordance with the terms of Article 7 of the Purchase Agreement (the “Holdback”) and to pay Payee all amounts due hereunder reduced by the Holdback and, to the extent applicable, the AR Holdback. Thereafter Maker shall be entitled to set-off against the sums in the Holdback account any amounts due pursuant to the terms of Article 7 of the Purchase Agreement. On the date that is six (6) months after the date hereof, any amounts then remaining in the Holdback account shall be promptly paid and released to Payee, subject to continued withholding of Maker’s good faith estimate of amounts due in respect of any then pending indemnification claims, on the terms set forth in Section 7.4 of the Purchase Agreement. Upon resolution of such pending indemnification claims, any balance remaining in the Holdback account shall be promptly paid and released to Payee. Amounts subject to the Holdback shall continue to accrue interest until paid.

1.4 AR Holdback on Maturity Date. In the event the Maturity Date occurs prior to the date on which the Old Accounts Receivable Unpaid Amount as of December 31, 2019 has been determined pursuant to Section 2.10(a) of the Purchase Agreement, Maker shall be entitled to deposit on the Maturity Date in a separate account with Maker or its Affiliates an amount equal to the estimated AR Holdback as of September 30, 2019 calculated in accordance with Section 2.10(b) of the Purchase Agreement and to pay Payee all amounts due hereunder reduced by the AR Holdback and, to the extent applicable, the Holdback. After the final Old Accounts Receivable Unpaid Amount as of December 31, 2019 is determined pursuant to Section 2.10(a) of the Purchase Agreement, any amounts then remaining in the AR Holdback account shall thereafter be released to Payee or Maker, as applicable, as promptly as practicable after, and consistent with, the final resolution of the Old Accounts Receivable Unpaid Amount in accordance with Section 2.10 of the Purchase Agreement, in immediately available funds and deposited in such account designated by Payee or Maker, as applicable, in writing. Amounts subject to the AR Holdback shall continue to accrue interest until paid.

1.5 Set-off, Reductions, Increases.

(a) The Principal Amount of this Note plus any accrued and unpaid interest thereon shall be (i) reduced or increased by the amount of any post-closing adjustment pursuant to Section 2.9 of the Purchase Agreement, (ii) decreased by the amount of any indemnification amounts payable by Payee pursuant to Article 7 of the Purchase Agreement, and (iii) if the Maturity Date has not occurred prior to the Transition Services Payroll End Date, decreased by an amount equal to the Old Accounts Receivable Unpaid Amount pursuant to Section 2.10(a) of the Purchase Agreement, in each case of the foregoing clauses (i), (ii) and (iii) subject to the procedures set forth in the Purchase Agreement. All such amounts shall be applied first to unpaid interest, then to unpaid principal, and finally to unpaid fees, costs and expenses.

(b) Prior to the Maturity Date, the Holdback plus any accrued and unpaid interest thereon shall be reduced by the amount of any indemnification amounts payable by Payee pursuant to Article 7 of the Purchase Agreement, subject to the procedures set forth therein. All such amounts shall be applied first to unpaid interest, then to unpaid principal, and finally to unpaid fees, costs and expenses.

2. Time of Payment. If any payment on this Note shall become due on a Saturday, Sunday or legal holiday under the Laws of the State of Delaware, such payment shall be made on the next succeeding day that is not a Saturday, Sunday or such legal holiday (a “Business Day”) and, in the case of any payment of the Principal Amount, such extension of time shall in such case be included in computing interest in connection with such payment.

3. Default.

3.1 Event of Default. The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder (each, an “Event of Default”):

(a) If Maker shall fail to pay (i) the Principal Amount on the Maturity Date, or (ii) any cash interest payment on the due date thereof and such failure continues for ten (10) days after Payee notifies Maker thereof in writing.

(b) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state Law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall (i) commence a voluntary case or proceeding, (ii) consent to the entry of an order for relief against it in an involuntary case (or an order for relief shall be entered in such case), (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official or (iv) make an assignment for the benefit of its creditors.

(c) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker’s properties, or (iii) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 30 days.

(d) If a default or event of default occurs under that certain Loan and Security Agreement, dated as of November 13, 2018, by and between Maker and Silicon Valley Bank, as it may be amended, restated, replaced or otherwise modified from time to time.

3.2 Remedies. Upon the occurrence and during the continuance of an Event of Default hereunder, (a) if such Event of Default is specified in Section 3.1(b) or (c) above, this Note and the Principal Amount and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind, (b) if such Event of Default is specified in Section 3.1(a) or (d) above, Payee may, at its option, by written notice to Maker, declare this Note and the entire Principal Amount and accrued interest hereunder together with any additional amounts payable hereunder, immediately due and payable, and (c) Payee may, at its option, exercise any and all rights and remedies available to it under applicable Law, including the right to collect from Maker all sums due under this Note.

4. Prepayments. Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of this Note, but in any case subject to Section 7 below.

5. Method of Payment. All amounts (including all principal, interest, and other payments) payable by Maker under this Note shall be made by check to Payee at such place in the United States of America as Payee shall designate to Maker in writing; or by wire transfer of immediately available funds to an account designated by Payee in writing.

6. Waivers. Maker hereby expressly waives all defenses of a maker of a note that may be available to it including, without limitation, presentment for payment, demand, notice of dishonor, protest and notice of protest.

7. Subordination.

7.1 All amounts (including principal, interest and other payments) payable by Maker under this Note are and shall be subordinate and junior in right of payment to the prior payment in full of the indebtedness of Maker in favor of Silicon Valley Bank under that certain Loan and Security Agreement, dated as of November 13, 2018, as it may be amended from time to time; except that (i) payments by Maker may be made hereunder when due and are permitted and obligated unless and until such time as Silicon Valley Bank has delivered notice to Payee that an Event of Default has occurred and is continuing under its Loan and Security Agreement, and it has accelerated payment of the obligations of Maker thereunder, in which case payments hereunder will be prohibited for so long as such Event of Default is outstanding and has not been waived or cured, but (ii) notwithstanding the foregoing, all principal, interest and other payments due hereunder shall be paid immediately within one Business Day of the Maturity Date, if the Maturity Date occurs because the shareholders of Interpace have approved an investment by Ampersand after the date hereof and such investment by Ampersand is consummated.

7.2 Maker represents and warrants to Payee that Ampersand is legally obligated to make an investment in Interpace after the date hereof subject only to approval by the Ampersand shareholders (or their equivalent) and customary closing conditions, and it knows of no reason why all such closing conditions to such investment by Ampersand, as provided for in an agreement dated as of the date hereof, will not be satisfied, except no representation is made with respect to the vote of its shareholders (other than that the Board of Directors of Interpace will recommend that its shareholders approve such investment). Maker covenants and agrees, and it has obtained the agreement of Interpace for the benefit of Payee, (i) to seek shareholder approval of the Ampersand investment as promptly as practical, and in any event prior to September 30, 2019, and (ii) to close the Ampersand investment as promptly as practical within no more than five (5) Business Days after receiving shareholder approval (or to pay all principal, interest and other amounts due on this Note within five (5) Business Days after receiving shareholder approval notwithstanding anything set forth in Section 7.1 above).

8. Payee Representations and Warranties. Payee hereby represents and warrants to Maker as follows, which representations and warranties shall survive the date hereof for so long as this Note remains outstanding:

8.1 Payee is acquiring this Note solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof;

8.2 Payee acknowledges that this Note is not registered under the Securities Act, or any state securities Laws, and that this Note may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations, as applicable;

8.3 Payee is an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act;

8.4 Payee confirms that Maker has made available (or caused to be made available) to Payee the opportunity to ask questions of the officers and management and employees of the Maker and Maker’s Affiliates as well as access to the documents, information and records of the Maker and Maker’s Affiliates and to acquire additional information about the business and financial condition of the Maker and Maker’s Affiliates, and Maker confirms that it has made an independent investigation, analysis and evaluation of the Maker and Maker’s Affiliates and their respective properties, assets, business, financial condition, prospects, documents, information and records; and

8.5 Payee is able to bear the economic risk of holding this Note until the Maturity Date (including total loss of its investment) and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

9. Costs and Expenses. Maker shall reimburse Payee immediately upon demand the full amount of all payments, advances, charges, costs and expenses, whether or not collection is instituted hereon, including reasonable attorneys’ fees (to include counsel fees), expended or incurred by Payee in connection with the enforcement of Payee’s rights and/or the collection of any amounts which become due to Payee hereunder.

10. Miscellaneous.

10.1 Interpretation. The headings and captions in this Note are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof. When used in this Note, the words “including” and “include” shall be deemed followed by the words “without limitation.”

10.2 Waiver. The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

10.3 Notices. Any notice required or permitted to be given hereunder shall be given in accordance with Section 8.1 of the Purchase Agreement.

10.4 Governing Law. All questions concerning the construction, validity and interpretation of this Note (whether arising in tort, contract or otherwise) shall be governed by and construed in accordance with the domestic Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.5 Consent to Jurisdiction. Maker and, by its acceptance of this Note, Payee, each agrees that any action arising out of or related to this Note shall be conducted only in the State of Delaware. Maker and, by its acceptance of this Note, Payee, each irrevocably consents and submits to the exclusive personal jurisdiction of and venue in the federal and state courts located in Wilmington, Delaware. Maker and, by its acceptance of this Note, Payee, each agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 8.1 of the Purchase Agreement.

10.6 WAIVER OF JURY TRIAL. MAKER AND, BY ITS ACCEPTANCE OF THIS NOTE, PAYEE, EACH IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM HELD IN ANY COURT ARISING OUT OF OR RELATING TO THIS NOTE.

10.7 Severability. The invalidity, illegality or unenforceability of one or more of the clauses or provisions of this Note in any jurisdiction shall not affect the validity, legality or enforceability of this Note in such jurisdiction or the validity, legality or enforceability of this Note, including any such clause or provision in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by Law.

10.8 Successors; Assigns; Third-Party Beneficiaries. The provisions of this Note shall be binding upon Maker and Payee and their respective successors, heirs, beneficiaries, legal representatives and permitted assigns. The rights or obligations of Maker under this Note may not be assigned by Maker without the prior written consent of Payee. Any attempted assignment in contravention of this Note shall be null and void and of no effect. This Note is not a negotiable instrument. This Note is for the sole benefit of the parties hereto and their respective successors, heirs, beneficiaries, legal representatives and permitted assigns and no provision hereof, whether express or implied, is intended, or shall be construed, to give any other Person any rights or remedies, whether legal or equitable, hereunder.

10.9 Register. Maker may maintain any documentation related to the transfer of this Note, and may maintain a register for the recordation of the name and address of the applicable Payee(s), and the principal amounts (and stated interest) of this Note owed to the applicable Payee(s) (the “Register”). The entries in the Register shall be conclusive, absent manifest error.

10.10 Amendments. This Note may not be amended, modified or supplemented except in a writing signed by Maker and Payee.

10.11 Construction. All parties and their counsel have reviewed and participated in the preparation of this Note and, accordingly, the rule of construction that allows a document to be construed more strictly against its author shall not govern the construction or interpretation of this Note.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Maker and Payee has caused this Note to be duly executed and delivered as of the date first set forth above.

MAKER:

Interpace BIOPHARMA, Inc.

By:	/s/ Jack Stover
Name:	Jack Stover
Title:	President & Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[Signature Page to Subordinated Seller Note]

PAYEE:

cancer genetics, Inc.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Its:	President & CEO

[Remainder of page intentionally left blank]

[Signature Page to Subordinated Seller Note]